

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2019

Anthony Iarocci
President
Apex11 Inc.
8217 East Spanish Boot Road
Carefree, AZ 85377

> **Re: Apex 11 Inc.**
> **Registration Statement on Form 10**
> **Filed on December 18, 2018**
> **File no. 000-54964**

Dear Mr. Iarocci:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 10

Item 1A. Risk Factors, page 10

1. Include an additional risk factor highlighting your history as public reporting blank check company and your subsequent revocation of Securities Exchange Act registration due to failure to file required reports. Highlight the possibility of undisclosed liabilities that may exist due to your prior existence as a public company.

There is competition for those private companies suitable for a merger transaction of the type contemplated by our management., page 11

2. Please revise to address, if true, that Apex 11 may compete for acquisitions with majority share holder DCA Asset Management, Inc. If so, please address how management would address any conflicts in allocating acquisition opportunities.

Financial Statements for the Six Months ended June 30, 2018, page F-10

3.   Please update your filing to include interim period financial statements as of and for the nine months ended September 30, 2018 and 2017.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365, or Robert S. Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Larry Spirgel, Assistant Director, at 202-551-3815, with any other questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc: Elaine Dowling